6300 Wilson Mills Road Mayfield Village, OH 44143

progressive.com

Glenn Renwick President and CEO
May 10, 2007
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549

RE:	The Progressive Corporation Form 10-K for the fiscal year ended December 31, 2006 Filed February 28, 2007 File No. 1-09518
Dear Mr. Rosenberg:
This letter responds to your letter to me dated May 2, 2007. Per your request, our response is categorized and numbered to track the item raised in your letter. We have included a disclosure-type discussion, as requested, together with additional commentary to address the issue.
Form 10-K for the fiscal year ended December 31, 2006
Exhibit 13 — 2006 Annual Report to Shareholders
Financial Statements
Note 1: Reporting and Accounting Policies, page A-6
1.	Disclosure: In future annual filings, we will revise our policy disclosure to clarify what is meant by “control” as follows:

Basis of Consolidation and Reporting — The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries and affiliate. All of the subsidiaries and a mutual company affiliate are wholly owned or controlled. We achieve control of our mutual company affiliate through a 100% reinsurance contract and a management service contract between a wholly-owned insurance subsidiary and such affiliate. All intercompany accounts and transactions are eliminated in consolidation.

Explanation: The SEC previously commented on the consolidation of our mutual insurance company affiliate during the review of The Progressive Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, in a letter from Don Abbott, Review Accountant, dated July 26, 2001 (Item 11), with a follow up in a letter from Jeffrey Riedler, Assistant Director, dated September 27, 2001 (Item 4). We responded to these comments in letters dated August 13, 2001 and October 10, 2001, respectively. Excerpts from the response letters are attached as Exhibits A and B, respectively.

As indicated in our prior response, Progressive’s policy to consolidate its mutual company affiliate is in compliance with Rule 3A-02 of Regulations S-X, which governs the presentation of consolidated financial statements of a company and its subsidiaries, and EITF 97-2, which addresses the accounting of non-subsidiaries that have a contractual arrangement. An analysis of how we met all of the requirements in the controlling financial interest model of EITF 97-2 was also included in our response. Please note that in March 2004, we dissolved our reciprocal company affiliate, so any discussion relating to this entity in the aforementioned response letters is no longer applicable. In all other respects, however, the discussion in Exhibits A and B remain applicable at this time.
As requested in your letter, in connection with the foregoing, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the foregoing, please do not hesitate to contact me at 440-395-2017, or Brian Domeck, our Chief Financial Officer, at 440-395-2001.
Sincerely,
/s/ Glenn M. Renwick
Glenn M. Renwick

President and Chief Executive Officer

EXHIBIT A
The following is an excerpt from The Progressive Corporation’s letter to Don Abbott, Review Accountant at the Securities and Exchange Commission, dated August 13, 2001:
Notes to Consolidated Financial Statements
Note 1. Reporting and Accounting Practices
Basis of Consolidation and Reporting
11.	The Company has one mutual company affiliate and one reciprocal company affiliate. The Company consolidates its mutual and reciprocal companies (“mutual companies”) because the mutual companies are 100% controlled by the Company. Control is achieved through a 100% reinsurance contract that the mutual companies have with wholly-owned insurance subsidiaries of the Company. In addition, all officers and directors of the mutual companies are employees of the Company. Pursuant to Rule 3A-02 of Regulation S-X, companies need to consider what financial presentation is the most meaningful in the circumstances and which would clearly exhibit the financial position and results of operations of the registrant. In addition, the rule states that there is a presumption that consolidated statements are more meaningful and usually necessary when one entity has a controlling financial interest in another entity. Furthermore, Rule 3A-02(a) adds that consolidation may occur because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock. Based on the structure in place, whereby the Company assumes 100% of the mutual companies’ business, it is clear that the Company has a controlling financial and operating interest in the mutual companies and that the relationship between the Company and the mutual companies is tantamount to a parent-subsidiary relationship. Also, the Company believes that if it did not report the mutual companies’ activity on a consolidated basis, the readers of the financial statements could be misled by not fully understanding that all of the assumed premiums that would be reported relate to intercompany activity. Based on the above, the Company will continue to report its financial statements on a consolidated basis for all subsidiaries and affiliates that are wholly owned or controlled.

EXHIBIT B
The following is an excerpt from The Progressive Corporation’s letter to Jeff Riedler, Assistant Director at the Securities and Exchange Commission, dated October 10, 2001:
Notes to Consolidated Financial Statements
Note 1. Reporting and Accounting Practices
Basis of Consolidation and Reporting
4.	As discussed in the previous response letter, the Company has a mutual company affiliate and a reciprocal company affiliate (the “mutual companies”), each of which is party to a 100% reinsurance contract with a wholly owned subsidiary of the Company (collectively, the “subsidiaries”). Pursuant to the reinsurance contracts, the subsidiaries receive 100% of the mutual companies premiums, losses, loss adjustment expenses and operating expenses, thus creating a significant financial interest in the mutual companies.

In addition to the 100% reinsurance contracts, one of the subsidiaries has a Management Service Contract (“Management Agreements”) with each of the mutual companies. The Management Agreements and the reinsurance contracts complement each other and it is through the combination of these contracts that the Company and its subsidiaries achieve other-than-temporary control of the mutual companies, as well as receive all of the economic risk and reward of the mutual companies’ businesses and meet the requirements in the controlling financial interest model of EITF 97-2. The Company and its subsidiaries achieve management control through the Management Agreements, while they obtain financial interest indirectly through the reinsurance contracts.

Following is an analysis of the requirements set forth in the controlling financial interest model of EITF 97-2, along with discussion of how the Company and its subsidiaries comply with its provisions.

I. Term
Under the EITF 97-2 model, the contractual management agreements must remain in effect for a minimum of ten years and be terminable only in the case of gross negligence, fraud or other illegal acts.

There is a management agreement and a reinsurance contract with each of the mutual companies. For the county mutual company, the management agreement has a term of 20 years, with automatic extensions, while the reinsurance contract is continuously in force until terminated; both agreements can be terminated without cause. For the reciprocal company, both the management agreement and the reinsurance contract are continuously in force until terminated. However, for the reciprocal company, the management agreement can only be terminated in the case of gross negligence, fraud or other illegal acts, while the reinsurance contract can be terminated by either party without cause.

Despite the fact that some of the contracts can be terminated without cause, it is clearly the intent of both the subsidiaries and the mutual companies not to terminate the agreements, as evidenced by the fact that the management agreement and the reinsurance contract between the subsidiary and the county mutual affiliate have been in existence since the county mutual was acquired in 1975, for the reasons discussed in the following paragraph.

The Company’s insurance subsidiaries operate their Texas auto insurance operations through the county mutual, and their homeowners insurance through the reciprocal company, due to the insurance regulations in the state. Texas county mutuals enjoy important exemptions from many of the Texas insurance laws, including exemptions that give them considerable rate flexibility compared to most of the other companies that operate in the state. The subsidiary manages one of the several Texas county mutuals in operation. Although the laws allowing for the formation of county mutuals have been repealed, county mutuals in existence at the time of repeal have been “grandfathered” and are able to continue to operate, thus creating additional value in the county mutual. Reciprocal companies are similar to county mutuals in that they also allow for the rate flexibility not afforded stock companies. Therefore, since the Company and its subsidiaries want to continue to be competitive and operate in Texas (currently the Company’s fourth largest state based on premiums written), the possibility of terminating either the management agreement or the reinsurance contracts is extremely remote.

II. Control
Under the EITF 97-2 model, if the Company or its subsidiaries own less than 50% of the mutual companies, then it is their responsibility to show that they have exclusive authority over all decision making related to 1) the ongoing, major or central operations of the mutual companies and 2) the total compensation of the personnel. In addition, the Company or its subsidiaries have to have the ability to establish and implement guidelines over the selection, hiring and firing of personnel.

The Company and its subsidiaries have no direct ownership of the mutual companies, since mutual companies are owned by their policyholders. However, a wholly owned subsidiary of the Company complies with this EITF requirement through its Management Agreements. Pursuant to the Management Agreements, the subsidiary has the following duties:
a.	to be responsible for the management and the formulation of the business policies of the mutual companies;

b.	to promote, develop and manage the business of the mutual companies in an efficient and capable manner;

c.	to be responsible for collecting all premiums when due;

d.	to furnish the office space, personnel, supplies, and equipment that will be necessary for the effective and efficient operation of the mutual companies (note: the mutual companies have no employees and rely exclusively on employees of the subsidiary for their operations); and

e.	to pay all expenses incidental to the operation of the mutual companies.

III. Financial Interest
Under the EITF 97-2 model, the Company or its subsidiaries have to have a significant financial interest in the mutual companies as derived by 1) the Company or its subsidiaries’ ability to either sell or transfer its financial interest and 2) the financial interest has to provide the subsidiaries with the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in the mutual companies.

The Company’s and its subsidiaries financial interest is derived from the 100% reinsurance and management contracts discussed above, as well as through the ownership of surplus debentures issued by the mutual companies. These surplus debentures were purchased by the Company or a wholly owned subsidiary to infuse capital into the mutual companies and are the only source of capital for these companies. Upon approval from the Texas Department of Insurance, the Company and the subsidiary holding the debentures are permitted to sell or transfer these surplus debentures, and would be entitled to any proceeds derived in such transactions. The value of these debentures fluctuates based on the performance of the mutual companies, along with the value derived by operating one of the several remaining county mutuals in Texas. In addition to the underwriting profits/losses obtained through the reinsurance contracts, the subsidiary receives management fees in an amount equal to the interest income and finance charge income of the mutual companies pursuant to the Management Agreements.

Based on the above analysis of the controlling financial interest model of EITF 97-2, the Company believes it has met the criteria for presenting consolidated results. This analysis also supports the guidance provided by Rule 3A-02 of Regulation S-X, which states that when one entity has a controlling financial interest in another entity, there is a presumption that consolidated statements are more meaningful and usually necessary. The Company also continues to believe that any presentation other than consolidation could be misleading to the readers of the financial statements. Therefore, the Company continues to believe the most appropriate reporting treatment is to report its financial statements on a consolidated basis for all subsidiaries and affiliates that are wholly owned or controlled.